Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources" or the “Company”)

NON-EXECUTIVE DIRECTORS ACQUISITION OF ORDINARY SHARES

Jersey, Channel Islands, 29 May 2017 – In accordance with DTR. 3.1 of the United Kingdom Listing Authority’s Disclosure and Transparency Rules, Randgold Resources notifies that:

(i)	Safiatou Ba-N’Daw, a non-executive director of the Company, purchased 32 ordinary shares of the Company on 26 May 2017, at a price of £72.50 per share; and
(ii)	Jeanine Mabunda Lioko, a non-executive director of the Company, purchased 57 ordinary shares of the Company on 26 May 2017, at a price of £72.50 per share.

The above shares were acquired by Mrs Ba-N’Daw and Mrs Mabunda Lioko pursuant to the Company’s dividend reinvestment scheme for directors and senior employees.

Safiatou Ba-N’Daw’s shareholding in the Company is now 4 542 Shares or 0.005% of the current issued share capital of the Company and Jeanine Mabunda Lioko’s shareholding in the Company is now 6 957 Shares or 0.007% of the current issued share capital of the Company.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 7711338	Email: randgold@dpapr.com

Website: www.randgoldresources.com